

Mail Stop 3561

June 1, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Steven K. Lumpkin
Chief Financial Officer
Applebees International, Inc.
4551 W. 107th Street
Overland Park, Kansas 66207

>   **Re: Applebees International, Inc.**
>   **Form 10-K for the year ended December 31, 2006**
>   **File No. 000-17962**

Dear Mr. Lumpkin:

   We have reviewed your filing and have the following comments. we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis

Liquidity and Capital Resources, page 36

1. We note from the balance sheet presentation in your current and previous filings that you have had negative working capital for at least the past four years. Please revise your disclosure to discuss your negative working capital position as a known trend. Although you have discussed the factors leading to a decrease in the working capital deficit (page 37), this disclosure should include the facts and circumstances in both your business and the industry that may lead to such a deficit. Refer to Item 303(a)(1) of Regulation S-K. Please also consider adding this measure to your Selected Financial Data as this section is meant to highlight certain significant trends in the registrant's financial condition and results of operations.

Table of Contractual Obligations, page 38
2. We note from your disclosure in Note 2 - Summary of Significant Accounting Policies that you had outstanding checks creating a book overdraft in the amount of $13,430,000 that you have recorded as a liability at December 31, 2006. Please revise your table of contractual obligations to include such overdrafts, as the written check represents a contractual arrangement.

Financial Statements

Footnotes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-10
3. Please tell us in your response and revise your disclosure to indicate how you determine the likelihood of gift card redemption. If you generally recognize slippage income after a certain period of time, please disclose such period of time.

Advertising Costs, page F-10
4. Please revise your disclosure here and throughout your filing to indicate ownership of the national marketing pool.   Such disclosure should include whether you consolidate the pool in your financial statements and, if so, how contributions and expenditures of such pool are recorded in your financial statements.

Note 10 – Goodwill and Other Intangible Assets, page F-24

5. We note your disclosure here and elsewhere in your filing that you engage a third party independent valuation firm to assist in the fair value determination of goodwill and other intangible assets. In future filings, please remove the reference to independent third party participation in your valuation process as such valuation should be *management's* assessment. In the alternative, you may name such independent third party and provide consent from such third party under Exhibit 23. Please note that, if you wish to incorporate these financial statements into any registration statement, you must amend these statements to name such third party and file a consent from the independent party. Refer to Item 601 of Regulation S-K.

6. Please tell us and revise your disclosure to indicate the nature of the intangible assets not subject to amortization. Refer to paragraphs 44 (b) and 45 (b) of SFAS 142. If the entire balance relates to reacquired franchise rights, so state.

7. Please explain to us why you have not considered Liquor Licenses to be a part of your intangible asset balance.

Note 18 – Commitments and Contingencies

Lease Guarantees and Contingencies, page F-30
8. Please tell us in your response and revise your disclosure to indicate why you have not recorded a liability related to your contingent lease liabilities as of December 31, 2006 and 2005.

Franchise Guarantees, page F-31
9. We note your disclosure here that a total of $65.8 million is outstanding under the $250 million franchise development program funded by a third party for whom you guarantee certain loans, and that you have fair-valued your guarantee at $130,000. Please tell us and revise your disclosure to indicate the portion of the $65.8 million loan balance outstanding to franchisees from which you have not yet been released of your guarantee.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3347 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

David R. Humphrey
Branch Chief